SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Prudential plc

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

On 20 September 2013 Prudential plc (the Company) made the following grant of options over the Company’s Ordinary 5p shares to Persons Discharging Managerial Responsibility under the Prudential 2013 Savings-Related Share Option Scheme, which was approved by Shareholders at the Company’s Annual General Meeting on 16 May 2013.

The following grants have been made at an option price of £9.01 per share:

Name	Number of options over shares awarded	Price paid for grant of options		Period during which option can be exercised	Total number of options over shares held following notification
J Foley	998	£	nil	1 December 2016 – 31 May 2017	998
T Thiam	499	£	nil	1 December 2016 – 31 May 2017	1,464

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Date of notification

20 September 2013

Contact

Jennie Webb, Share Plans Manager, 020 7548 2027

Stefan Bort, Deputy Group Secretary, 020 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Stefan Bort
Stefan Bort
Deputy Group Secretary